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                              December 2, 2021

       Larry Pino
       Chief Executive Officer
       Tuscan Gardens Senior Living Communities, Inc.
       99 S. New York Ave.
       Winter Park, FL 32789

                                                        Re: Tuscan Gardens
Senior Living Communities, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed November 4,
2021
                                                            File No. 024-11706

       Dear Mr. Pino:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed November 4, 2021

       General

   1. We note that you filed this offering statement in response to prior comment 8 to avoid the expiration of the
three-year offering period under Rule 241(d)(3)(i)(F) at November
                                                        25, 2022 and to allow
the offering to terminate on December 31, 2024. Please confirm whether you are relying
on Rule 251(d)(3)(i)(F) of Regulation A, and if so, please identify on the cover page of
the new offering circular the amount of any unsold securities being carried forward from
your prior offering statement. Note that the offering of securities on the earlier offering
statement will be deemed terminated as of the date of qualification of this offering
statement. Please see Rule 251(d)(3)(i)(F) of Regulation A.
   2. We note your inclusion of textual references to links to the Municipal Securities
                                                        Rulemaking Board (
MSRB   ) Electronic Municipal Market Access (   EMMA   ) database
                                                        in various locations in
the offering circular. Please revise the disclosure to indicate that
 Larry Pino
Tuscan Gardens Senior Living Communities, Inc.
December 2, 2021
Page 2
         information in linked material is not intended to be part of the offering circular, and confirm that all information material to investors is included in the offering circular.
         Note also that while information contained in the linked material will not be considered part of the offering circular for purposes of compliance with reporting obligations, inclusion of these links will cause you to be subject to the civil liability and antifraud provisions of the federal securities laws with reference to the information contained in the linked material. Please see Rule 105(c) of Regulation S-T. Management's Analysis of Financial Condition and Results of Operations, page 48

3. It appears your Management's Discussion and Analysis primarily consists of a discussion of the operating status of the TG Holdcos and their respective Propcos and Opcos. We note that these entities are not consolidated by the company. Please revise your disclosure to begin with a more detailed explanation of how this information should be used by investors. Your revised disclosure should include a statement, if true, that as a holder of preferred shares, the company is only entitled to a quarterly 8% dividend, payable only if the properties generate sufficient cash to distribute. In addition, your revised disclosure should include a statement that the information about the TG Holdcos is only meant to provide insight into the TG Holdcos' ability to pay that dividend.
4. We note your disclosure on pages 49 and 50 includes disclosure of net operating income(loss) for certain entities for undefined periods ending on September 30,
         2021. Please clarify what entity's financial statements you are referring to, and what period these results relate to (e.g. three months ended September 30, 2021, nine months ended September 30, 2021), and explain any differences between net operating income, as used here, and GAAP net earnings.
5. Please revise your disclosure to provide more detailed information related to the defaults of Tuscan Gardens of Venetia Bay and Tuscan Gardens of Palm Coats, including, but not limited to, the following:

                Please disclose the total amount currently due for principal, interest, fee, penalties and payments needed to restore the Debt Service Reserve Fund and any other required reserves.
                Please tell us how all of these amounts are reflected in the Propco financial statements.

       To the extent any amounts currently due are not reflected as current liabilities in the respective
FirstName         Propco financial
           LastNameLarry     Pino statements, please revise your financial
statements to reflect
       these as current liabilities.
Comapany NameTuscan Gardens Senior Living Communities, Inc.
December 2, 2021 Page 2
FirstName LastName
 Larry Pino
FirstName  LastNameLarry   PinoCommunities, Inc.
Tuscan Gardens   Senior Living
Comapany2,
December   NameTuscan
              2021       Gardens Senior Living Communities, Inc.
December
Page 3     2, 2021 Page 3
FirstName LastName
6. Please revise your disclosure to clarify whether the revenue and expense numbers disclosed in your table on page 51 were calculated in accordance with GAAP. To the extent these amounts were not calculated in accordance with GAAP, please include disclosure describing how these amounts were calculated.

7. We note your response to prior comment 1. Please revise your filing to explain in reasonable detail the consequences of the event of default at Venetia Bay, as requested in our comment. We note your disclosure which indicates that there is a "reservation for
         60% of Bondholders to direct the Master Trustee to make a distribution
.. . . and exercise
         rights and remedies as a consequence of the various defaults." Provide similar elaborative disclosure regarding the consequences of default of the Palm Coast financing, and clarify whether the Delray Beach financing is also in default as a result of its failure to meet 3rd quarter average occupancy requirements.
Cash flows from the TG Holdcos, page 51

8. We note the historical information you have provided in response to prior comment 3 showing recent improvements in revenue, expenses and net operating income of the TG
         Holdcos. As requested in the comment, please also clarify the basis for your belief that these recent improvements will continue, and the basis for your belief that the TG Holdcos will be able to service the debts or refinance. In this regard, clarify the status of any discussions, negotiations or expectations between the affiliated entities in default and the trustee and bondholders.
Part III - Exhibits, page 82

9. Please amend your filing to include updated consents from your independent auditor.
Financial Statements, page F-1

10. We note you have included separate financial statements of the Propcos and Opcos in your filing. However, it appears that the company holds preferred shares of the Holdcos, and not a direct interest in the Propcos or Opcos. Please clarify for us why you did not provide consolidated financial statements of the Holdcos instead of disaggregated financial statements of the Propcos and Opcos.
 Larry Pino
FirstName  LastNameLarry   PinoCommunities, Inc.
Tuscan Gardens   Senior Living
Comapany2,
December   NameTuscan
              2021       Gardens Senior Living Communities, Inc.
December
Page 4     2, 2021 Page 4
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Laurence J. Pino